Exhibit 99.1

Bjorn Ingemanson new CFO at Volvo Trucks

STOCKHOLM, Sweden--(BUSINESS WIRE)--June 8, 2006--Bjorn Ingemanson has today been appointed Senior Vice President and CFO at Volvo Trucks. He is succeeding Per Carlsson who will be new head of  Volvo Powertrain in Sweden.

Bjorn Ingemanson has a solid background within Volvo from various positions at companies such as Volvo Finance and Volvo Car Corporation. His latest assignment was as head of Volvo Finance Services in Europe.

Bjorn Ingemanson will be a member of the Volvo Truck Executive Group and is taking up his position as from August 1.

Volvo Trucks sells trucks and transport solutions, specialized in heavy trucks with total weights above 16 tons. The company's products are marketed in more than 130 countries. Volvo Trucks is part of the Volvo Group, one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service.

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CONTACT: Volvo Trucks
Claes Claeson, +46 708 363 908